February 15, 2011

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
1 Station Place NE, Stop 4631
Washington DC 20549-4631
Attn: Terence O’Brien, Accounting Branch Chief

Re:          AeroCentury Corp.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 1-13387

Dear Sirs/Mesdames:

This letter is in response to your letter to Neal D. Crispin, dated February 9, 2011, regarding the above-referenced Form 10-K.  For your convenience, your comments are included in bold italics preceding our responses.

Quarterly Report on Form 10-Q/A for the Period Ended March 31, 2010

Item 6.  Exhibits

1.
We note that you have amended your quarterly report on Form 10-Q for the quarterly period ended March 31, 2010, to provide an omitted exhibit, consistent with your undertaking in your response to comment 17 in our comment letter dated December 29, 2010.  Exhibit 10.12 to the amended quarterly report is incorporated by reference from Exhibit 99.3 to the current report on Form 8-K you filed on March 31, 2010.  We note, however, that there is no Exhibit 99.3 to aforementioned current report; there is only an Exhibit 99.  Please revise your exhibit index to correctly identify the incorporated exhibit.

The Company has filed a further amendment correcting the exhibit index.

2.
Please amend your quarterly report on Form 10-Q to provide the complete certifications required by Item 601(b)(31) and Item 601(b)(32) of Regulation S-K.  The abbreviated certifications you filed are no sufficient.  This comment also applies to your Form 10-Q/Afor the period ended June 30, 2010.

Pursuant to Question 161.01 of the Compliance and Disclosure Interpretations last updated August 11, 2010, if there are no financial statements or other financial information in an amendment to a periodic report, then paragraph 3 may be omitted from the Item 601(b)(31) certification filed with the amendment.  Pursuant to the same Question 161.01, if the amendment does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K, and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the Item 601(b)(31) certification filed with the amendment.  Because the amendments to our quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 do not contain financial statements or other financial information and do not contain or amend disclosure pursuant to Items 307 or 308 and such disclosure is not required to be amended given the nature of the reasons for the amendments, paragraphs 3, 4 and 5 are omitted from the Item 601(b)(31) certification.

Pursuant to Rule 13a-14(b), Item 601(b)(32) certifications are required only in periodic reports that contain financial statements.  Pursuant to Release No. 33-8238 (effective August 14, 2003), amendments to periodic reports that do not contain financial statements do not require a new Item 601(b)(32) certification.  Because the amendments to our quarterly reports on Form 10-Q for the periods ended March 31, 2010 and June 30, 2010 do not contain financial statements, the Item 601(b)(32) certification has been omitted.

Quarterly Report on Form 10-Q/A for the Period Ended June 30, 2010

Item 6.  Exhibits

3.	Exhibits 10.14 and 10.15 appear to incorporate the same exhibit by reference. Please amend your Form 10-Q to include the Management Fee Subordination Agreement as an exhibit.

The Company has filed a further amendment including the Management Fee Subordination Agreement as an exhibit.

*   *  *  *   *  *  *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 650-340-1888 if you have any questions.

Very truly yours,

/s/ Toni M. Perazzo
Toni M. Perazzo
Chief Financial Officer